UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             TECH LABORATORIES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    878249101
                                 (CUSIP Number)


                             CRAIG H. EFFRAIN, ESQ.
                               STURSBERG & VEITH
            405 LEXINGTON AVENUE, SUITE 4949, NEW YORK, NY 10174-4902
                                 (212) 922-1177
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     2/3/00
                      (Date of Event which Requires Filing
                               of this Statement)

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If the filing person has previously  filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in the paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No.                           13D

     878249101
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BERNARD M. CIONGOLI

       154366764
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO SHARES WERE ACQUIRED OVER LAST SEVERAL YEARS IN CONSIDERATION OF SERVICES RENDERED ON BEHALF OF ISSUER. FILING SCHEDULE 13D NOW PURSUANT TO ISSUER'S REGISTRATION STATEMENT BEING DECLARED EFFECTIVE ON FEBRUARY 3, 2000

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [_]


--------------------------------------------------------------------------------

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            820,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             820,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       820,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [   ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.86%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  Schedule 13D


Item 1. Security and Issuer

     This statement relates to the Common Stock, $.01 Par Value of Tech Laboratories, Inc., 955 Belmont Avenue, North Haledon, NJ 07508.


Item 2. Identity and Background

          (a)  Bernard M. Ciongoli

          (b)  Tech Laboratories, Inc.
               955 Belmont Avenue
               North Haledon, NJ 07508

          (c)  Mr. Ciongoli is the president of Tech Laboratories, Inc.

          (d)  None

          (e)  None

          (f)  USA

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Ciongoli received the shares over last several years in consideration of services rendered on behalf of the Issuer. The Issuer filed a registration statement on Form SB-2 and had it declared effective on February 3, 2000.

Item 4.  Purpose of Transaction

     See Item 3.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the cover page to this Schedule 13D. As of the date of this report Mr. Ciongoli beneficially owned 820,000 shares. Such number of shares include 200,000 shares of common stock issuable upon exercise of options that are immediately exercisable. To the knowledge of Bernard M. Ciongoli, the Issuer has 3,575,660 shares of common stock, par value $.01 per share outstanding on the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits

     None

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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 2000                     /s/  BERNARD M. CIONGOLI
                                             -----------------------------------
                                             Signature

                                             BERNARD M. CIONGOLI
                                             -----------------------------------
                                             Name/Title